Profit and Loss

GRR-ITHM, INC.

January 1-December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
60400 Bank Service Charges	160.00
61700 Computer and Internet Expenses	2,376.40
62500 Dues and Subscriptions	25.98
66000 Payroll Expenses	0
66108 Salary - CFO	1,225.00
Total for 66000 Payroll Expenses	**$1,225.00**
66700 Professional Fees	0
66707 Business Adviser Fees	183,529.41
Total for 66700 Professional Fees	**$183,529.41**
69000 Postage and Delivery	884.75
Total for Expenses	**$188,201.54**
Net Operating Income	**-$188,201.54**
Other Income	
Other Expenses	
80000 Ask My Accountant	-11,200.00
Total for Other Expenses	**-$11,200.00**
Net Other Income	**$11,200.00**
Net Income	**-$177,001.54**